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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934

                     International Technology Corporation
                               (Name of Issuer)

                                 Common Stock,
                           Par Value $.01 per share
                        (Title of Class and Securities)

                                  46045 10 7
                     (CUSIP Number of Class of Securities)

                               Steven E. Harbour
                       Vice President, Legal & Secretary
                                OHM Corporation
                       5445 Triangle Parkway, Suite 400
                            Norcross, Georgia 30092
                            Telephone: 770-729-3900
                           Telecopier: 770-849-3101
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               January 15, 1998
            Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Scheudle 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)
                   (3) or (4), check the following box: [  ]


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        This Amendment No. 1 amends and supplements the Schedule 13D of OHM
Corporation filed with the Securities and Exchange Commission on February 4,
1998.

COVER PAGE

        The response to Row (8) of the Cover Page is hereby amended as follows:

        (8)     Shared Voting Power ..          7,178,854, based on
                                                publicly available
                                                information

ITEM 5  INTEREST IN SECURITIES OF ISSUER

        The response to Item 5 is hereby amended and supplemented as follows:

                (d) Except as provided in the Parent Voting Agreement, the Parent Stockholders retain full power to vote and have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Preferred Shares. Below is a description of the beneficial ownership of IT Common Stock held through the Preferred Shares.

                                Amount and Nature
                                  of Beneficial               Percent of IT
                                  Ownership of                Common Stock
             Name                 IT Common Stock           Beneficially Owned
        ____________________   _____________________        __________________
        TCG Holdings, L.L.C.       6,430,334 (*)                   38.02%
        Carlyle Investment
        Management, L.L.C.           748,520 (**)                   4.42%

        ____________________
        * Represents shares of IT Common Stock issuable upon conversion of all Preferred Shares and exercise of all Warrants held by certain limited partnerships controlled by TCG Holdings, L.L.C., a Delaware limited liability company, as set forth in more detail in the following sentence. The cumulative TCG Holdings, L.L.C. ownership figure represents (i) 1,781,965 shares beneficially owned by Carlyle Partners II, L.P., (ii) 81,357 shares beneficially owned by Carlyle Partners III, L.P., (iii) 1,504,210 shares beneficially owned by Carlyle International Partners II, L.P., (iv) 81,042 shares beneficially owned by Carlyle International Partner III, L.P., (v) 338,682 shares beneficially owned by C/S International Partners, (vi) 1,907 shares beneficially owned by Carlyle Investment Group, L.P.,
                (vii) 2,366,299 shares beneficially owned by



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        Carlyle-IT International Partners, L.P. (viii) 79,765 shares beneficially owned by Carlyle-IT International Partners II, L.P.

** Represents shares of ITC Common Stock issuable upon conversion of all shares of Convertible Preferred Stock and exercise of all Warrants held by the State Board of Administration of the State of Florida over which Carlyle Investment Management, L.L.C., a Delaware limited liability company, holds sole voting and disposition power.

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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated: February 11, 1998

                                        OHM Corporation


                                        By: /s/ Steven E. Harbour
                                           -----------------------
                                           Steven E. Harbour
                                           Vice President, Legal
                                           and Secretary